News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 14, 2023

Seabridge Gold's First Drill Test of Snip North

Confirms Promising Copper-Gold Porphyry Target

Hole 5 returns 277 meters of 0.80 gpt gold

Toronto, Canada...Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that its first drill program on the Snip North target at its 100% owned Iskut property in Northwestern British Columbia's Golden Triangle has found a new porphyry mineral system which was the aim of the 2023 program. The discovery consists of the intact, well-preserved upper parts of a copper-gold porphyry which identifies as an intermediate sulfidation epithermal occurrence. Work continues, using the drill hole data to vector towards the large intrusive source for the pervasive mineralization found to date.

The program at Snip North was designed to evaluate historical drill data where it coincides with a northeast trending structural trend in which nearly all the significant mineral targets at the Iskut Project occur. The shallow historical drill holes exhibit extensive alteration containing base and precious metal anomalies. Seabridge Gold's exploration program at Snip North consisted of an airborne magnetic survey, a magnetotelluric survey (MT) and six diamond drill holes totaling 5,184 meters. The geophysical surveys showed a strong positive magnetic anomaly surrounded by a low-resistivity response co-incident with historical gold-copper assays. A roughly north-south fence of holes was drilled across the northeast striking structural trend to evaluate its mineral occurrences and associated host rocks.

Seabridge Chairman and CEO Rudi Fronk commented: "At Snip North, we have extensive evidence of gold-copper mineralization in historical drilling supported by our deep penetrating geophysical surveys. Furthermore, Snip North lines up with our regional interpretation of mineral deposition at Iskut. We are very encouraged that the last three holes each returned widths of 200 plus meters of gold ranging from 0.48 to 0.80 grams per tonne," Fronk noted.

"We are clearly at the top of the system with the intrusive target below us. Our drill results should enable us to vector towards improving mineralization including what we expect will be higher copper grades. We believe we are on the track of a sizeable porphyry mineral system with ore grade potential which we will pursue aggressively in next year's drilling."

Regional geophysical surveys and surface geology continue to confirm a district scale northeast-trending structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All these recognized mineral occurrences at Iskut are interpreted as high-level expressions of copper-gold porphyry systems aligned along this regional northeast structural trend. The trend has similar characteristics to the one that hosts a cluster of porphyry systems Seabridge has defined at our nearby KSM project.

The drilling completed at Snip North intersected thinly bedded to laminated sandstone and siltstone units intruded by porphyritic diorite, monzonite and granite bodies. Sedimentary rocks are believed to be part of the Triassic Stuhini Group recognized elsewhere on the property. The intrusive rocks have not been age dated but are similar to the suite of late Triassic to early Jurassic intrusions that host porphyry mineral systems in the Golden Triangle. All the rocks encountered are variably altered primarily to chlorite-pyrite or sericite-pyrite-quartz. Sericite-pyrite altered intervals are interpreted as the upper parts of the chargeability response identified in the MT survey.  Overall, the alteration and mineralization improve to the north across an intense MT resistivity response and approaching a coherent magnetic anomaly.

Assay results from the Snip North 2023 core drilling include:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Copper (%)	Silver (g/t)
SN-23-01	1065.3	No significant intercepts
SN-23-02	839.9	4.4	425.9	421.5	0.30	0.09	0.59
SN-23-03	912.5	73.6	140.5	66.9	0.31	0.08	0.51
		219.0	253.0	34.0	0.35	0.06	0.64
SN-23-04	960.5	207.0	459.0	252.0	0.61	0.07	1.36
		Incl. 287.0	308.0	21.0	1.73	0.07	2.20
		322.0	336.0	14.0	2.29	0.04	0.99
		418.6	430.9	12.3	0.98	0.31	2.33
SN-23-05	648.0	70.4	72.2	1.8	15.3	1.50	430.0
		178.0	455.0	277.0	0.80	0.07	1.19
		Incl. 313.0	337.0	24.0	1.46	0.18	1.68
SN-23-06	757.8	44.9	246.0	201.1	0.48	0.02	2.41
		Incl. 74.5	83.3	8.9	2.16	0.01	2.69
		635.8	757.8	122.0	0.52	0.06	0.51
		Incl. 688.0	711.0	23.0	0.94	0.08	0.70

The results to date are preliminary, the true width of these zones has not been established and additional drilling is required. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. Assays were completed at Bureau Veritas laboratory in Vancouver BC using 30g Fire Assay for gold and 35 element ICP-EM for other elements.  Assay submissions includes inserting blind blank, duplicate and certified reference standards into the sample flow. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the drill results allowing the Company to vector towards higher copper grades and ultimately the large intrusive source; (ii) that the Company is on the track of a sizeable porphyry mineral system with ore grade potential; (iii) the interpretation of the recognized mineral occurrences at Iskut being high-level expressions of copper-gold porphyry systems aligned along this regional northeast structural trend; and (iv) timing and extent of the work to be performed in work programs in 2024.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the identified regional trend not being indicative of the presence of multiple porphyry deposits; (iii) the assumed presence of and continuity of metals at the Project between drill holes; and (iv) the availability of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com